FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 27, 2003

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

MATERIAL CHANGE REPORT

Section 118 of the Securities Act (Alberta) (Form 27)

Section 85 of the Securities Act (British Columbia) (Form 53-901F) and

Section 75(2) of the Securities Act (Ontario) (Form 27)

Item 1.

Reporting Issuer

NDT VENTURES LTD. (the "Issuer")

 860 - 625 Howe Street,

Vancouver, B.C. V6C 2T6

Tel: (604) 687-7545

Item 2:

Date of Material Change

August 26, 2003

Item 3:

Press Release

A press release dated August 26, 2003 was released in Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer has provided an exploration update on its various mineral properties. As well, an option agreement relating to the Black Hills, Jenny and Hannah projects has been amended because the Issuer has returned the Jenny and Hannah mineral claims to the vendors.

Item 5.

            Full Description of Material Change

The Issuer has provided an update of its current exploration activities.

In Nevada, work is in progress on three projects.

At the Pasco Canyon Project, located in Nye County, preparations are underway to prioritize areas for drilling.  The Pasco Canyon claims cover a large upper-level volcanic hosted epithermal gold system situated between the Round Mountain gold mine (+13 million ounces of past production and current reserves), and the Northumberland gold deposit (600,000 ounces of past production).  On the project, silicified, veined and brecciated volcanics outcrop on the edge of a range front over an area measuring approximately 400 by 600 meters.  Outcrops contain highly anomalous gold values (up to 200 ppb) in association with high arsenic and mercury.  Geologic features and rock geochemistry are indicative of the upper levels of a vertically zoned gold bearing mineral system, but the property has never been drilled.  Work is currently underway on ground magnetics and gravity studies to more specifically prioritize fall drilling targets.

The Black Hills Project lies midway between the Paradise Peak and Rawhide gold deposits in Mineral County.  Initial exploration by the Company has returned values up to 5 g/t gold and 6% copper from skarn mineralization outcropping on the eastern flanks of a range front.  Only a small portion of this potentially large skarn area is exposed on surface. Of potential significance is a distinct magnetic high overlying the adjacent pediment, possibly reflective of underlying skarn development that could host important gold and copper mineralization.  Additional geophysics are planned to better define specific drill targets.

Pursuant to a letter agreement  ("Black Hills Agreement") dated for reference August 6, 2002, the Company had the option to acquire a 100% interest in three mineral properties, Black Hills, Jenny and Hannah by making cash payments totalling US$250,000 and issuing 575,000 common shares in stages, on or before September 5, 2006.  The vendors retain a 2% Net Smelter Royalty which can be reduced to 1% for US $1 million. The Issuer has returned the Jenny and Hannah properties to the vendors and the Black Hills Agreement has been amended, effective July 30, 2003, such that it can acquire a 100%, subject to the royalty, of the Black Hills Project, upon the payment of US$125,500 ($5,000 having been paid) and the issuance of 305,000 common shares (25,000 issued) in stages, on or before September 5, 2006.

The Issuer's Trend Project, consisting of a large claim block in north central Nevada, adjoins the south end of the Cortez Joint Venture (Cortez JV), made up of Placer Dome (60%) and Kennecott (40%), which controls a number of sediment hosted Carlin type gold deposits with reported reserves and resources totaling over 18 million ounces of gold.  The most recent discovery in the district is Cortez Hills where Placer reports over 5.5 million ounces of gold.  Recently there were six drill rigs operating to explore the currently open deposit and it is expected that the gold reserves/resources at Cortez Hills will be significantly expanded.

The Trend Project lies approximately ten kilometers southeast of the Cortez Hills discovery and on strike with the lineation of known deposits within the Cortez JV.  An additional potential Cortez JV discovery is the ET Blue occurrence that lies at the edge of a pediment approximately six kilometers to the northeast of the Trend Project.

The Trend Project claims were acquired based on research that defined subtle structural zones in a pediment area along the Battle Mountain-Eureka mineral trend.  A number of northwest and northeast structural intersections were located, prioritized and tested by an extensive enzyme leach soil sampling program.  Interpretation of the results of this sampling indicates multiple zones of reduced subsurface mineralization with the oxidation, base metal and halide suite elements strongly reflecting the defined Battle Mountain-Eureka linears.  Gravity data of the area suggests that the geochemical anomalies lie at reasonable depths to support exploration drilling for deposits similar to those being discovered by the Cortez JV to the north and northeast.

Current exploration work by the Issuer includes a detailed review of the available structural and geochemical data to aid in the design and planning of a program to provide drill target prioritization.  It is expected programs will include additional geophysics and geochemistry surveys in preparation for possible drilling.

Elsewhere, in Canada exploration is well underway on the Issuer's Melville Diamond Project in Nunavut and the South Voisey Bay Project in Labrador.  At Melville, a

program comprising airborne geophysics, till sampling and prospecting commenced in July in conjunction with Navigator Exploration Corp., and results of the program will be announced as soon as they are received.  At South Voisey Bay, Falconbridge Ltd. has commenced fieldwork intended to define high priority geophysical anomalies to be selected for diamond drilling.

The Issuer is conducting an ongoing investigation of a significant land position in a geologically attractive Canadian precious metal district.

Item 6.

            Reliance on Section 85(2) of the Securities Act (B.C.), Section 118 (2) of the Securities Act (Alberta) and Section 75(3)

            of the Securities Act (Ontario)

This report is not being filed on a confidential basis.

Item 7.

Omitted Information

No material information has been omitted.

Item 8.

Senior Officers

To facilitate any necessary follow-up by the Commission, contact Fred G. Hewett, President at (604) 687-7545 who is knowledgeable about the material change and the report.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 27th  day of August, 2003

NDT VENTURES LTD.

Per:

"signed"

Fred G. Hewett, President

Cc

TSX Venture Exchange

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: August 27, 2003